UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 5 )

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

Winner Medical Group Inc.

(Name of the Issuer)

Winner Medical Group Inc.

Mr. Jianquan Li

Ms. Ping Tse

Winner Holding Limited

Winner Acquisition, Inc.

Glory Ray Holdings Limited

(Names of Persons Filing Statement)

Common Stock, par value $0.001 par value per share

(Title of Class of Securities)

97476P204

(CUSIP Number)

Xiuyuan Fang Winner Medical Group Inc. Winner Industrial Park, Bulong Road, Longhua Shenzhen 518109, People’s Republic of China Facsimile: (86 755) 2813-8888

Jianquan Li

Ping Tse

Winner Holding Limited

Winner Acquisition, Inc.
Glory Ray Holdings Limited

Winner Medical Group Inc.

c/o: Winner Medical Group Inc.

Winner Industrial Park, Bulong Road, Longhua
Shenzhen 518109, People’s Republic of China

Facsimile: (86 755) 2813-8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Megan Tang, Esq. Cleary Gottlieb Steen & Hamilton LLP c/o Cleary Gottlieb Steen & Hamilton (Hong Kong) 39th Floor, Bank of China Tower 1 Garden Road, Central, Hong Kong	Simon Luk, Esq. Winston & Strawn LLP c/o: Winston & Strawn 42nd Floor, Bank of China Tower 1 Garden Road, Central, Hong Kong

Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 1 Jianguomenwai Avenue Beijing 100004 People’s Republic of China

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☑	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☑

Calculation of Filing Fee
Transactional Valuation*	Amount of Filing Fee**
$30,191,571	$3,460

* Calculated solely for the purposes of determining the filing fee. The filing fee is calculated based on the sum of (A) 6,602,738 shares of common stock issued and outstanding as of October 4 , 2012 (being the remainder of the 24,626,872 shares of common stock outstanding as of October 4, 2012 minus 18,024,134 shares beneficially owned by Mr. Jianquan Li and Ms. Ping Tse) multiplied by $4.50 per share merger consideration and (B) 337,500 shares of common stock underlying the outstanding options as of October 4, 2012 multiplied by $1.42 per share (which is the difference between the $4.50 per share merger consideration and the exercise price of such options of $3.08 per share) (the “Transaction Valuation”).

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended and the Securities and Exchange Commission Fee Rate Advisory #3 for Fiscal Year 2012, was calculated by multiplying the Transaction Valuation by 0.0001146.

☑  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,460

Form or Registration No.: Schedule 14A—Preliminary Proxy Statement

Filing Party: Winner Medical Group Inc.

Date Filed: August 13, 2012

TABLE OF CONTENTS

Item 15	Additional Information	3

Item 16	Exhibits	4

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INTRODUCTION

This Amendment No. 5 (the “ Final Amendment”) to Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):

•	Winner Medical Group Inc., a Nevada corporation (the “Company”), the issuer of the common stock, par value $0.001 per share (the “Company common stock”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act;

•	Winner Holding Limited, a Cayman Islands exempted company with limited liability (“Parent”);

•	Winner Acquisition, Inc., a Nevada corporation and wholly owned subsidiary of Parent (“Merger Sub”);

•	Glory Ray Holdings Limited, a British Virgin Islands company and the parent company of Parent (“Holdco”);

•	Mr. Jianquan Li, the chairman and chief executive officer of the Company; and

•	Ms. Ping Tse, the wife of Mr. Jianquan Li.

The foregoing individuals and entities, excluding the Company, are collectively referred to herein as the “buyer group”.

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The Transaction Statement relates to the agreement and plan of merger dated July 24, 2012, among the Company, Parent and Merger Sub (the “merger agreement”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.

All information contained in this Final Amendment concerning each Filing Person has been supplied by such Filing Person.

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Item 15	Additional Information

Item 15 is hereby amended and supplemented as follows:

On December 7, 2012, at 10:00 am (Shenzhen time), a special meeting of stockholders of the Company was held at Winner Industrial Park, Bulong Road, Longhua, Shenzhen, People’s Republic of China. At the special meeting, the stockholders of the Company voted to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger.

On December 11, 2012, the Company filed the articles of merger with the Nevada Secretary of State, pursuant to which the merger of Merger Sub with and into the Company became effective on December 11, 2012. As a result of the merger, the Company ceased to be a publicly traded company and became a wholly owned subsidiary of Parent.

Upon the consummation of the merger, each outstanding share of Company common stock (except for shares cancelled as described below) was converted into the right to receive the per share merger consideration of $4.50 in cash without interest and net of any applicable withholding taxes. Any shares of Company common stock held by the Company as treasury stock or owned, directly or indirectly, by Parent, Merger Sub or any wholly owned subsidiary of the Company immediately prior to the effective time of the merger, including the shares held by the rollover holders and contributed to Parent pursuant to the contribution agreement dated July 24, 2012, were cancelled for no consideration.

In addition, upon the consummation of the merger, (1) each restricted stock unit of the Company (“Company RSU”) pursuant to the Restricted Stock Unit Incentive Plan for the Fiscal Year 2010 – 2011 adopted by the board of directors of the Company on September 8, 2009 (the “Company 2010-2011 RSU Plan”) that was outstanding, whether vested or unvested, was converted into the right to receive the per share merger consideration of $4.50 in cash without interest and net of any applicable withholding taxes, (2) each Company RSU pursuant to the Restricted Stock Unit Incentive Plan for the Fiscal Years 2011-2013 adopted by the board of directors of the Company on October 6, 2011 (the “Company 2011-2013 RSU Plan”), whether vested or unvested, was cancelled and converted into the right to receive one restricted stock unit of Holdco, and (3) each option to purchase Company common stock pursuant to the Equity Incentive Plan for the Fiscal Year 2012-2013 adopted by the board of directors of the Company on November 3, 2011 (the “Company 2012-2013 Incentive Plan”) that was outstanding and vested immediately prior to the effective time of the merger was cancelled and converted into the right to receive cash in an amount equal to the total number of shares of Company common stock subject to each option immediately prior to the effective time multiplied by the amount, if any, by which $4.50 exceeds the exercise price payable per share issuable under such option, and each of the options to purchase Company common stock and restricted stock units of the Company pursuant to the Company 2012-2013 Incentive Plan that was outstanding and unvested immediately prior to the effective time of the merger was cancelled and converted into the right to receive, as applicable, either (i) one option to purchase one ordinary share of Holdco or (ii) one restricted stock unit of Holdco. The Company 2010-2011 RSU Plan was terminated, and the Company 2011-2013 RSU Plan and the Company 2012-2013 Incentive Plan was assumed by Holdco.

As a result of the merger, the Company common stock ceased trading on the NASDAQ Global Market and became eligible for delisting from the NASDAQ and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act. On December 11, 2012, NASDAQ filed an application on Form 25 with the SEC to report that the Company is no longer listed on NASDAQ. The Company intends to file a Certification and Notice of Termination on Form 15 with the SEC in order to deregister the Company common stock under the Exchange Act and suspend the Company’s reporting obligations under the Exchange Act.

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Item 16	Exhibits

(a)-(1) Definitive Proxy Statement of Winner Medical Group Inc., incorporated by reference to the Schedule 14A filed with the SEC on November 6, 2012. **

(a)-(2) Notice of Special Meeting of Stockholders of the Company, incorporated herein by reference to the Proxy Statement. **

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement. **

(a)-(4) Press Release issued by the Company, dated April 2, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the SEC on April 2, 2012.

(b)-(1) Commitment Letter, dated July 23, 2012, incorporated herein by reference to Exhibit 7.04 to Schedule 13D, as amended, filed by Mr. Jianquan Li and Ms. Ping Tse with the SEC on July 25, 2012.

(c)-(1) Opinion of William Blair & Company, L.L.C., dated July 24, 2012, incorporated herein by reference to Annex B to the Proxy Statement. **

(c)-(2) Discussion Materials prepared by William Blair & Company, L.L.C. for discussion with the Special Committee, dated June 25, 2012.*

(c)-(3) Discussion Materials prepared by William Blair & Company, L.L.C. for discussion with the Special Committee, dated June 28, 2012.*

(c)-(4) Discussion Materials prepared by William Blair & Company, L.L.C. for discussion with the Special Committee, dated July 19, 2012.*

(d)-(1) Agreement and Plan of Merger, dated as of July 24, 2012, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement. **

(d)-(2) Limited Guaranty, dated as of July 24, 2012 by Mr. Jianquan Li in favor of the Company, incorporated herein by reference to Exhibit 9.2 to Form 8-K, as amended, filed by the Company with the SEC on July 25, 2012.

(d)-(3) Voting Agreement, dated July 24, 2012, by Winner Holding Limited and certain stockholders of Winner Medical Group Inc., incorporated herein by reference to Exhibit 9.1 to Form 8-K, as amended, filed by the Company with the SEC on July 25, 2012.

(d)-(4) Contribution Agreement, dated July 24, 2012, incorporated herein by reference to Exhibit 7.05 to Schedule 13D, as amended, filed by Mr. Jianquan Li and Ms. Ping Tse with the SEC on July 25, 2012.

(f) Not applicable.

(g) Not applicable.

* Previously filed on August 13, 2012.

** Previously filed on November 6, 2012.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 12 , 2012

Winner Medical Group Inc.

By:	/s/ Wenzhao Liang
Name: Title:	Wenzhao Liang Director

Jianquan Li

By:	/s/ Jianquan Li

Ping Tse

By:	/s/ Ping Tse

Winner Holding Limited

By:	/s/ Jianquan Li
Name:	Jianquan Li
Title:

Winner Acquisition, Inc.

By:	/s/ Jianquan Li
Name:	Jianquan Li
Title:

Glory Ray Holdings Limited

By:	/s/ Jianquan Li
Name:	Jianquan Li
Title:

5

Exhibit Index

(a)-(1) Definitive Proxy Statement of Winner Medical Group Inc., incorporated by reference to the Schedule 14A filed with the SEC on November 6, 2012 .**

(a)-(2) Notice of Special Meeting of Stockholders of the Company, incorporated herein by reference to the Proxy Statement. **

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement. **

(a)-(4) Press Release issued by the Company, dated April 2, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the SEC on April 2, 2012.

(b)-(1) Commitment Letter, dated July 23, 2012, incorporated herein by reference to Exhibit 7.04 to Schedule 13D, as amended, filed by Mr. Jianquan Li and Ms. Ping Tse with the SEC on July 25, 2012.

(c)-(1) Opinion of William Blair & Company, L.L.C., dated July 24, 2012, incorporated herein by reference to Annex B to the Proxy Statement. **

(c)-(2) Discussion Materials prepared by William Blair & Company, L.L.C. for discussion with the Special Committee, dated June 25, 2012.*

(c)-(3) Discussion Materials prepared by William Blair & Company, L.L.C. for discussion with the Special Committee, dated June 28, 2012.*

(c)-(4) Discussion Materials prepared by William Blair & Company, L.L.C. for discussion with the Special Committee, dated July 19, 2012.*

(d)-(1) Agreement and Plan of Merger, dated as of July 24, 2012, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2) Limited Guaranty, dated as of July 24, 2012 by Mr. Jianquan Li in favor of the Company, incorporated herein by reference to Exhibit 9.2 to Form 8-K, as amended, filed by the Company with the SEC on July 25, 2012.

(d)-(3) Voting Agreement, dated July 24, 2012, by Winner Holding Limited and certain stockholders of Winner Medical Group Inc., incorporated herein by reference to Exhibit 9.1 to Form 8-K, as amended, filed by the Company with the SEC on July 25, 2012.

(d)-(4) Contribution Agreement, dated July 24, 2012, incorporated herein by reference to Exhibit 7.05 to Schedule 13D, as amended, filed by Mr. Jianquan Li and Ms. Ping Tse with the SEC on July 25, 2012.

(f) Not applicable.

(g) Not applicable.

* Previously filed on August 13, 2012.

** Previously filed on November 6, 2012.

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